UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2024.

Commission File Number: 001-41996
HAFNIA LIMITED
c/o Inchona Services Limited
Washington Mall Phase 2, 4th Floor,
Suite 400, 22 Church Street, HM1189, Hamilton HM EX,
Bermuda
+1 441 295 3770
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F  ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K
Exhibit Number	Exhibit Description
99.1	Press release of Hafnia Limited dated August 19, 2024 - Notice of Scheme meeting regarding the redomiciliation to Singapore
99.2	Notice of Scheme meeting and Explanatory Statement in relation to Hafnia Limited’s redomiciliation to Singapore

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HAFNIA LIMITED

By:	/s/ Petrus Wouter Van Echtelt
Name:	Petrus Wouter Van Echtelt,
Title:	Chief Financial Officer
Date: August 19, 2024